SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Concord Medical Services Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

206277 1051

(CUSIP Number)

November 29, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American depositary shares, each representing three Ordinary Shares.

13G

CUSIP No. 206277 105

1	Name of reporting person Hao Zhou
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	5	Sole voting power 15,863,047
	6	Shared voting power 0
	7	Sole dispositive power 15,863,047
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 15,863,047
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 11.7%[2]
12	Type of reporting person IN

[2]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

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13G

CUSIP No. 206277 105

1	Name of reporting person Solar Honor Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 15,379,303
	6	Shared voting power 0
	7	Sole dispositive power 15,379,303
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 15,379,303
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 11.4%[3]
12	Type of reporting person CO

[3]	Percentage calculated based on 135,487,408 ordinary shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013

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Item 1(a).	Name of Issuer:

Concord Medical Services Holdings Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

18/F, Tower A, Global Trade Center, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China

Item 2(a).	Name of Person Filing:

Hao Zhou

Solar Honor Limited

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Hao Zhou

8th Floor, An Ji Plaza, No. 760, South Xi Zang Road, Huangpu District, Shanghai, China 200011

Solar Honor Limited

Unit 8, 3/F., Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship or Place of Organization:

Hao Zhou – Hong Kong

Solar Honor Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number:

206277 105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares by the reporting persons filing this statement is provided as of the date of this Schedule 13G. Percentage calculated based on 135,487,408 Ordinary Shares issued and outstanding as of April 26, 2013, which was disclosed in the Company’s annual report on Form 20-F (File No. 001-34563) filed with the SEC on April 26, 2013.

			Number of Ordinary Share as to which the person has:
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Hao Zhou	15,863,047	11.7%	15,863,047	—	15,863,047	—
Solar Honor Limited	15,379,303	11.4%	15,379,303	—	15,379,303	—

Solar Honor Limited directly owns 15,379,303 Ordinary Shares. Hao Zhou is the sole shareholder and the sole director of Solar Honor Limited. In addition, Hao Zhou directly owns 161,248 American depositary shares of the Company, each representing three Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2013

Hao Zhou

/s/ Hao Zhou

Solar Honor Limited

By:	/s/ Hao Zhou
	Name:	Hao Zhou
	Title:	Director

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EXHIBIT INDEX

99.1.	Joint Filing Agreement, dated December 13, 2013, by and between Hao Zhou and Solar Honor Limited.

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